EF Hutton

Division of Benchmark Investments, LLC

590 Madison Ave, 39th Floor

New York, NY 10022

January 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Karina Dorin
Division of Corporation Finance

Re:	Hour Loop, Inc.
Registration Statement on Form S-1
Filed October 28, 2021, as amended
File No. 333-260540

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Hour Loop, Inc. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Thursday, January 6, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 400 copies of the preliminary prospectus dated January 3, 2022, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

EF HUTTON, DIVISION OF BENCHMARK INVESTMENTS, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

As representative of the underwriters